                      SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON, D.C.  20549

                                _____________________


                                    FORM  11-K
                                  ANNUAL  REPORT

    Pursuant  to  Section  15(d)  of  the  Securities  Exchange  Act of  1934

                  For  the  Fiscal  Year  Ended  June  30,  1994


                                _____________________

                                  THRIFT  PLANS
                                        of
                       CONSOLIDATED  NATURAL  GAS  COMPANY
                                       and
                         ITS  PARTICIPATING  SUBSIDIARIES
                             (Full Title of the Plan)


                                _____________________





                         Consolidated Natural Gas Company
                     (Name  of  Issuer  of  the  Securities)

                                    CNG Tower

                       Pittsburgh, Pennsylvania  15222-3199
                   (Address  of  Principal  Executive  Office)

                 THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                        AND ITS PARTICIPATING SUBSIDIARIES

                             FORM 11-K ANNUAL REPORT

                     For the Fiscal Year Ended June 30, 1994


                                TABLE OF CONTENTS

                                                                     Page
                                                                     ____

Report of Independent Accountants . . . . . . . . . . . . . . . . . . 1
General Thrift Trust - Statement of Financial Condition . . . . . . . 2
General Thrift Trust - Statement of Income
  and Changes in Participants' Equity . . . . . . . . . . . . . . . . 3
Alternate Thrift Trust - Statement of Financial Condition . . . . . . 4
Alternate Thrift Trust - Statement of Income
  and Changes in Participants' Equity . . . . . . . . . . . . . . . . 5
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . 7
Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of the Thrift Plans of
  Consolidated Natural Gas Company and Its Participating Subsidiaries


    In our opinion, the accompanying statements of financial condition and the related statements of income and changes in participants' equity present fairly, in all material respects, the financial position of the General and Alternate Thrift Trusts implementing the several Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans") at June 30, 1994 and 1993, and the results of their operations and the changes in their participants' equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Consolidated Natural Gas Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in participants' equity is presented for purposes of additional analysis rather than to present the statements of financial condition and statements of income and changes in participants' equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE

600 Grant Street
Pittsburgh, Pennsylvania 15219
December 9, 1994

                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                GENERAL THRIFT TRUST

                               STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION




                                                                          at June 30, 1994
                                                           ___________________________________________
                                                           Consolidated
                                                           Natural Gas       Cash
                                                              Company      (General
                                                              Common      Investments        Funds
                                                            Stock Fund       Fund)          Combined
                                                           ____________   ___________     ___________
Assets:

  Consolidated Natural Gas Company common stock held for participants:

    Common stock at market value,
      June 30, 1994 - 127,218 shares,
      June 30, 1993 - 156,682 shares
      (cost, June 30, 1994 - $1,901,907,
      June 30, 1993 - $2,115,958) (Note 6) . . . . . . .   $ 4,802,480    $        -      $ 4,802,480

  Temporary investments at cost (which approximates
  market value) (Exhibit I)  . . . . . . . . . . . . . .            -      22,850,000      22,850,000

  Interest receivable  . . . . . . . . . . . . . . . . .            -          44,340          44,340

  Cash . . . . . . . . . . . . . . . . . . . . . . . . .            -          19,760          19,760

  Contributions and loan deductions due from employers .            -       1,532,034       1,532,034

  Loans to participants (secured)  . . . . . . . . . . .            -          13,757          13,757
                                                           ___________    ___________     ___________

        TOTAL ASSETS . . . . . . . . . . . . . . . . . .   $ 4,802,480    $24,459,891     $29,262,371
                                                           ===========    ===========     ===========

Liabilities and Participants' Equity:

  Accounts payable . . . . . . . . . . . . . . . . . . .   $        -     $     2,033     $     2,033

  Participants' equity (Note 10) . . . . . . . . . . . .     4,802,480     24,457,858      29,260,338
                                                           ___________    ___________     ___________

        TOTAL LIABILITIES AND PARTICIPANTS' EQUITY . . .   $ 4,802,480    $24,459,891     $29,262,371
                                                           ===========    ===========     ===========



               The accompanying notes and exhibits are an integral part of the financial statements.

                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                GENERAL THRIFT TRUST

                               STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION




                                                                          at June 30, 1993
                                                           ___________________________________________
                                                           Consolidated
                                                           Natural Gas       Cash
                                                              Company      (General
                                                              Common      Investments        Funds
                                                            Stock Fund       Fund)          Combined
                                                           ____________   ___________     ___________
Assets:

  Consolidated Natural Gas Company common stock held for participants:

    Common stock at market value,
      June 30, 1994 - 127,218 shares,
      June 30, 1993 - 156,682 shares
      (cost, June 30, 1994 - $1,901,907,
      June 30, 1993 - $2,115,958) (Note 6) . . . . . . .   $ 8,284,561    $        -      $ 8,284,561

  Temporary investments at cost (which approximates
  market value) (Exhibit I)  . . . . . . . . . . . . . .            -      22,875,000      22,875,000

  Interest receivable  . . . . . . . . . . . . . . . . .            -          31,461          31,461

  Cash . . . . . . . . . . . . . . . . . . . . . . . . .            -          25,264          25,264

  Contributions and loan deductions due from employers .            -       1,526,673       1,526,673

  Loans to participants (secured)  . . . . . . . . . . .            -          13,757          13,757
                                                           ___________    ___________     ___________

        TOTAL ASSETS  . . . . . . . . . . . . . .  . . .   $ 8,284,561    $24,472,155     $32,756,716
                                                           ===========    ===========     ===========

Liabilities and Participants' Equity:

  Accounts payable . . . . . . . . . . . . . . . . . . .   $        -     $     2,033     $     2,033

  Participants' equity (Note 10) . . . . . . . . . . . .     8,284,561     24,470,122      32,754,683
                                                           ___________    ___________     ___________

        TOTAL LIABILITIES AND PARTICIPANTS' EQUITY . . .   $ 8,284,561    $24,472,155     $32,756,716
                                                           ===========    ===========     ===========


               The accompanying notes and exhibits are an integral part of the financial statements.

                                CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             GENERAL THRIFT TRUST

                STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY WITH FUND INFORMATION



                                                                           Year Ended June 30, 1994
                                                                  _______________________________________
                                                                  Consolidated
                                                                  Natural Gas      Cash
                                                                    Company      (General
                                                                    Common      Investments      Funds
                                                                   Stock Fund      Fund)        Combined
                                                                  ____________  ___________   ___________
Contributions (Notes 4 and 5):
  From participating employees  . . . . . . . . . . . . . . . . . $        -    $19,254,481   $19,254,481
Dividend income . . . . . . . . . . . . . . . . . . . . . . . . .          -         97,417        97,417
Interest income from temporary investments  . . . . . . . . . . .          -        530,244       530,244
Income from loans to participants . . . . . . . . . . . . . . . .          -             -             -
Increase in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . . .          -             -             -
Interfund conversions - net . . . . . . . . . . . . . . . . . . .     172,775      (172,775)           -
                                                                  ___________   ___________   ___________
        TOTAL ADDITIONS AND TRUST FUND INCOME . . . . . . . . . .     172,775    19,709,367    19,882,142
                                                                  ___________   ___________   ___________


Benefits paid to participants . . . . . . . . . . . . . . . . . .     386,827    19,721,631    20,108,458
Decrease in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . . .   3,268,029            -      3,268,029
                                                                  ___________   ___________   ___________

        TOTAL DEDUCTIONS  . . . . . . . . . . . . . . . . . . . .   3,654,856    19,721,631    23,376,487
                                                                  ___________   ___________   ___________

Net increase/(decrease) in participants' equity during the year .  (3,482,081)      (12,264)   (3,494,345)
Participants' equity at beginning of year . . . . . . . . . . . .   8,284,561    24,470,122    32,754,683
                                                                  ___________   ___________   ___________

Participants' equity at end of year . . . . . . . . . . . . . . . $ 4,802,480   $24,457,858   $29,260,338
                                                                  ===========   ===========   ===========

            The accompanying notes and exhibits are an integral part of the financial statements.


                                CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             GENERAL THRIFT TRUST

                STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY WITH FUND INFORMATION



                                                                           Year Ended June 30, 1993
                                                                  _______________________________________
                                                                  Consolidated
                                                                  Natural Gas      Cash
                                                                    Company      (General
                                                                    Common      Investments      Funds
                                                                   Stock Fund      Fund)        Combined
                                                                  ____________  ___________   ___________
Contributions (Notes 4 and 5):
  From participating employees  . . . . . . . . . . . . . . . . . $        -    $19,114,841   $19,114,841
Dividend income . . . . . . . . . . . . . . . . . . . . . . . . .          -        111,078       111,078
Interest income from temporary investments  . . . . . . . . . . .          -        478,482       478,482
Income from loans to participants . . . . . . . . . . . . . . . .          -             90            90
Increase in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . . .     801,363            -        801,363
Interfund conversions - net . . . . . . . . . . . . . . . . . . .      20,151       (20,151)           -
                                                                  ___________   ___________   ___________
        TOTAL ADDITIONS AND TRUST FUND INCOME . . . . . . . . . .     821,514    19,684,340    20,505,854
                                                                  ___________   ___________   ___________

Benefits paid to participants  . . . . . . . . . . . . . .            320,266    18,882,165    19,202,431
Decrease in unrealized appreciation of Consolidated
  Natural Gas Company common stock included in
  participants' equity (Note 6) . . . . . . . . . . . . . . . . .          -             -             -
                                                                  ___________   ___________   ___________

        TOTAL DEDUCTIONS  . . . . . . . . . . . . . . . . . . . .     320,266    18,882,165    19,202,431
                                                                  ___________   ___________   ___________

Net increase/(decrease) in participants' equity during the year .     501,248       802,175     1,303,423
Participants' equity at beginning of year . . . . . . . . . . . .   7,783,313    23,667,947    31,451,260
                                                                  ___________   ___________   ___________

Participants' equity at end of year . . . . . . . . . . . . . . . $ 8,284,561   $24,470,122   $32,754,683
                                                                  ===========   ===========   ===========

            The accompanying notes and exhibits are an integral part of the financial statements.


                                        CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                ALTERNATE THRIFT TRUST

                                   STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
                                                       at June 30, 1994
                                   ___________________________________________________________
                                   Consolidated                Dominion
                                    Natural Gas               Resources                    Cash
                                      Company                Incorporated
(General
                                      Common       Common    Diversified  Investments
                                     Stock Fund  Stock Fund      Fund         Fund)
                                   _____________             ____________              ___________
___________
Assets:
 Consolidated Natural Gas Company
   common stock, at market, June 30,
   1994 - 11,374,812 shares, June 30,
   1993 - 11,010,341 shares (cost
   June 30, 1994 - $309,594,615,
   June 30, 1993 - $283,488,567)
   (Note 6) . . . . . . . . . . . . . .         $429,399,153 $       -    $        -   $        -
 Dominion Resources, Incorporated
   common stock, at market, June 30,
   1994 - 152,826 shares, June 30,
   1993 - 157,331 shares (cost
   June 30, 1994 - $3,758,409,
   June 30, 1993 - $3,733,799)
   (Note 6) . . . . . . . . . . . . . .                   -   5,559,052            -            -
 Common and preferred stock, at
   market value (cost June 30, 1994 -
   $16,376,586, June 30, 1993 -
   $13,774,330) (Exhibit II)  . . . . .                   -          -     16,897,258           -
 Corporate discounted notes, at
   market value (cost June 30, 1994 -
   $583,191) (Exhibit III)  . . . . . .                   -          -        584,180           -
 U. S. government agency Discount
   Note, at market value (cost June 30,
   1994 - $99,861) (Exhibit IV) . . . .                   -          -         99,953           -
 Temporary investments, at cost (which
   approximates market value)
   (Exhibit V)  . . . . . . . . . . . .                   -          -        785,388    2,950,000
 Fixed Investment Fund (Exhibit VI) . .                   -          -             -            -
 Loans to Participants  . . . . . . . .                   -          -             -            -
 Cash . . . . . . . . . . . . . . . . .                   -          -          3,295       47,833
 Dividends and interest receivable  . .                   -          -         34,420        5,277
 Receivable from sale of common stock                     -          -         14,304           -
 Contributions and loan deductions due
   from employers . . . . . . . . . . .                   -          -             -        36,192
 Interfund accounts - receivable/
   (payable)  . . . . . . . . . . . . .              197,678   (313,416)       81,845    3,807,007
                                   ____________ __________   ___________  ___________

      TOTAL ASSETS . . . . . . . . . .          $429,596,831 $5,245,636   $18,500,643  $ 6,846,309
                                   ============ ==========   ===========  ===========

Liabilities and participants' equity:
 Accounts payable . . . . . . . . . . .         $    234,462 $       -    $    80,271  $   439,031
 Participants' equity (Note 10) . . . .          429,362,369  5,245,636    18,420,372    6,407,278
                                   ____________ __________   ___________  ___________

      TOTAL LIABILITIES AND
        PARTICIPANTS' EQUITY . . . . .          $429,596,831 $5,245,636   $18,500,643  $ 6,846,309
                                   ============ ==========   ===========  ===========

Participants' equity represented by:
 Units credited to participants'
   accounts at June 30  . . . . . . . .                                       194,576
 Unit value at June 30  . . . . . . . .                                        $94.67

   The accompanying notes and exhibits are an integral part of the financial statements.

                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                            ALTERNATE THRIFT TRUST

                             STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                              at June 30, 1994
                                  ____________________________________________

                                      Fixed     Participants'
                                   Investment      Loan         Funds
                                      Fund         Fund        Combined
                                   _____________             ____________              ___________
Assets:
 Consolidated Natural Gas Company
   common stock, at market, June 30,
   1994 - 11,374,812 shares, June 30,
   1993 - 11,010,341 shares (cost
   June 30, 1994 - $309,594,615,
   June 30, 1993 - $283,488,567)
   (Note 6) . . . . . . . . . . . . . .         $         -  $        -   $429,399,153
 Dominion Resources, Incorporated
   common stock, at market, June 30,
   1994 - 152,826 shares, June 30,
   1993 - 157,331 shares (cost
   June 30, 1994 - $3,758,409,
   June 30, 1993 - $3,733,799)
   (Note 6) . . . . . . . . . . . . . .                   -           -      5,559,052
 Common and preferred stock, at
   market value (cost June 30, 1994 -
   $16,376,586, June 30, 1993 -
   $13,774,330) (Exhibit II)  . . . . .                   -           -     16,897,258
 Corporate discounted notes, at
   market value (cost June 30, 1994 -
   $583,191) (Exhibit III)  . . . . . .                   -           -        584,180
 U. S. government agency Discount
   Note, at market value (cost June 30,
   1994 - $99,861) (Exhibit IV) . . . .                   -           -         99,953
 Temporary investments, at cost (which
   approximates market value)
   (Exhibit V)  . . . . . . . . . . . .                   -           -      3,735,388
 Fixed Investment Fund (Exhibit VI) . .          240,860,534          -    240,860,534
 Loans to Participants  . . . . . . . .                   -    9,757,407     9,757,407
 Cash . . . . . . . . . . . . . . . . .                   -           -         51,128
 Dividends and interest receivable  . .                   -           -         39,697
 Receivable from sale of common stock                     -           -         14,304
 Contributions and loan deductions due
   from employers . . . . . . . . . . .                   -      608,241       644,433
 Interfund accounts - receivable/
   (payable)  . . . . . . . . . . . . .           (3,164,873)                (608,241)           -
                                   ____________ ___________  ____________

      TOTAL ASSETS . . . . . . . . . .          $237,695,661 $ 9,757,407  $707,642,487
                                   ============ ===========  ============

Liabilities and participants' equity:
 Accounts payable . . . . . . . . . . .         $         -  $        -   $    753,764
 Participants' equity (Note 10) . . . .          237,695,661   9,757,407   706,888,723
                                   ____________ ___________  ____________

      TOTAL LIABILITIES AND
        PARTICIPANTS' EQUITY . . . . .          $237,695,661 $ 9,757,407  $707,642,487
                                   ============ ===========  ============

Participants' equity represented by:
 Units credited to participants'
   accounts at June 30  . . . . . . . .
 Unit value at June 30  . . . . . . . .

   The accompanying notes and exhibits are an integral part of the financial statements.

                                      CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                               ALTERNATE THRIFT TRUST

                                STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                                       at June 30, 1993
                                  __________________________________________________________
                                   Consolidated                Dominion
                                    Natural Gas               Resources                    Cash
                                      Company                Incorporated
(General
                                      Common       Common    Diversified  Investments
                                     Stock Fund  Stock Fund      Fund         Fund)
                                   ____________ ____________              ___________  __________
Assets:
 Consolidated Natural Gas Company
   common stock, at market, June 30,
   1994 - 11,374,812 shares, June 30,
   1993 - 11,010,341 shares (cost
   June 30, 1994 - $309,594,615,
   June 30, 1993 - $283,488,567)
   (Note 6) . . . . . . . . . . . . . .         $582,171,780 $        -   $        -   $        -
 Dominion Resources, Incorporated
   common stock, at market, June 30,
   1994 - 152,826 shares, June 30,
   1993 - 157,331 shares (cost
   June 30, 1994 - $3,758,409,
   June 30, 1993 - $3,733,799)
   (Note 6) . . . . . . . . . . . . . .                   -    7,001,237           -            -
 Common and preferred stock, at
   market value (cost June 30, 1994 -
   $16,376,586, June 30, 1993 -
   $13,774,330) (Exhibit II)  . . . . .                   -           -    14,941,562           -
 Corporate discounted notes, at
   market value (cost June 30, 1994 -
   $583,191) (Exhibit III)  . . . . . .                   -           -            -            -
 U. S. government agency Discount
   Note, at market value (cost June 30,
   1994 - $99,861) (Exhibit IV) . . . .                   -           -            -            -
 Temporary investments, at cost (which
   approximates market value)
   (Exhibit V)  . . . . . . . . . . . .                   -           -       835,329    4,200,000
 Fixed Investment Fund (Exhibit VI) . .                   -           -            -            -
 Loans to Participants  . . . . . . . .                   -           -            -            -
 Cash . . . . . . . . . . . . . . . . .                   -           -         2,705       36,594
 Dividends and interest receivable  . .                   -           -        30,807        5,524
 Receivable from sale of common stock                     -           -       182,753    4,523,030
 Contributions and loan deductions due
   from employers . . . . . . . . . . .                   -           -            -        34,235
 Interfund accounts - receivable/
   (payable)  . . . . . . . . . . . . .             (149,363)                 (53,100)     (57,150)
1,933,316
                                   ____________ ___________  ___________  ___________

      TOTAL ASSETS . . . . . . . . . .          $582,022,417 $ 6,948,137  $15,936,006  $10,732,699
                                   ============ ===========  ===========  ===========

Liabilities and participants' equity:
 Accounts payable . . . . . . . . . . .         $         -  $        -   $   254,158  $   761,685
 Participants' equity (Note 10) . . . .          582,022,417   6,948,137   15,681,848    9,971,014
                                   ____________ ___________  ___________  ___________

      TOTAL LIABILITIES AND
        PARTICIPANTS' EQUITY . . . . .          $582,022,417 $ 6,948,137  $15,936,006  $10,732,699
                                   ============ ===========  ===========  ===========

Participants' equity represented by:
 Units credited to participants'
   accounts at June 30  . . . . . . . .                                       170,935
 Unit value at June 30  . . . . . . . .                                        $91.74

         The accompanying notes and exhibits are an integral part of the financial statements.


                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             ALTERNATE THRIFT TRUST

                              STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION (Continued)
                                                  at June 30, 1993
                                  ____________________________________________
                                      Fixed     Participants'
                                   Investment      Loan         Funds
                                      Fund         Fund        Combined
                                   ____________              ____________              ___________
                                   <C
Assets:
 Consolidated Natural Gas Company
   common stock, at market, June 30,
   1994 - 11,374,812 shares, June 30,
   1993 - 11,010,341 shares (cost
   June 30, 1994 - $309,594,615,
   June 30, 1993 - $283,488,567)
   (Note 6) . . . . . . . . . . . . . .         $         -  $        -   $582,171,780
 Dominion Resources, Incorporated
   common stock, at market, June 30,
   1994 - 152,826 shares, June 30,
   1993 - 157,331 shares (cost
   June 30, 1994 - $3,758,409,
   June 30, 1993 - $3,733,799)
   (Note 6) . . . . . . . . . . . . . .                   -           -      7,001,237
 Common and preferred stock, at
   market value (cost June 30, 1994 -
   $16,376,586, June 30, 1993 -
   $13,774,330) (Exhibit II)  . . . . .                   -           -     14,941,562
 Corporate discounted notes, at
   market value (cost June 30, 1994 -
   $583,191) (Exhibit III)  . . . . . .                   -           -             -
 U. S. government agency Discount
   Note, at market value (cost June 30,
   1994 - $99,861) (Exhibit IV) . . . .                   -           -             -
 Temporary investments, at cost (which
   approximates market value)
   (Exhibit V)  . . . . . . . . . . . .                   -           -      5,035,329
 Fixed Investment Fund (Exhibit VI) . .          218,639,235          -    218,639,235
 Loans to Participants  . . . . . . . .                   -    9,952,366     9,952,366
 Cash . . . . . . . . . . . . . . . . .                   -           -         39,299
 Dividends and interest receivable  . .                   -           -         36,331
 Receivable from sale of common stock                     -           -      4,705,783
 Contributions and loan deductions due
   from employers . . . . . . . . . . .                   -      614,039       648,274
 Interfund accounts - receivable/
   (payable)  . . . . . . . . . . . . .           (1,059,664)                (614,039)           -
                                   ____________ ___________  ____________

      TOTAL ASSETS . . . . . . . . . .          $217,579,571 $ 9,952,366  $843,171,196
                                   ============ ===========  ============

Liabilities and participants' equity:
 Accounts payable . . . . . . . . . . .         $         -  $        -   $  1,015,843
 Participants' equity (Note 10) . . . .          217,579,571   9,952,366   842,155,353
                                   ____________ ___________  ____________

      TOTAL LIABILITIES AND
        PARTICIPANTS' EQUITY . . . . .          $217,579,571 $ 9,952,366  $843,171,196
                                   ============ ===========  ============

Participants' equity represented by:
 Units credited to participants'
   accounts at June 30  . . . . . . . .
 Unit value at June 30  . . . . . . . .

           The accompanying notes and exhibits are an integral part of the financial statements.

                                     CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                               ALTERNATE THRIFT TRUST

                                   STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                                WITH FUND INFORMATION
                                                   Year Ended June 30, 1994
                                   _________________________________________________________
                                   Consolidated   Dominion
                                   Natural Gas    Resources                Cash
                                     Company    Incorporated                          (General
                                      Common       Common   Diversified Investments
                                   Stock Fund    Stock Fund     Fund       Fund)
                                   ____________ ____________            ____________ ____________
     Contributions (Notes 4 and 5):
      From participating employees  .
      From participating employers  .
                                   $ 17,271,581 $       -   $ 2,327,707 $   958,625

     Dividend income:
      Consolidated Natural Gas
        Company common stock  . . . .             14,596,922                    -        236,890      387,151
      Other  . . . . . . . . . .  . .                344,657                    -        574,391        8,380
     Increase in unrealized
      appreciation of investments
      included in participants'
      equity (Note 6) . . . . . . . .                     -                     -             -            -
     Interest income . . . . . . . . .                   138                    -         30,078      325,056
     Realized gain on sale/conversion
      of investments (Note 7) . . . .             10,133,552               124,611       514,320           -
     Interfund conversions - net . . .           (11,842,358)             (310,388)      125,664      406,186
                                   ____________ __________  ___________ ___________

          TOTAL ADDITIONS
           AND TRUST
           FUND INCOME . . . . . . .              30,504,492              (185,777)    3,809,050    2,085,398
                                   ____________ __________  ___________ ___________

     Benefits paid to participants . .             4,268,176               100,006       423,966    5,649,134

     Decrease in unrealized
      appreciation of
      investments included
      in participants'
      equity (Note 6) . . . . . . . .            178,896,364             1,416,718       646,560           -
                                   ____________ __________  ___________ ___________

          TOTAL DEDUCTIONS  . . . . .            183,164,540             1,516,724     1,070,526    5,649,134
                                   ____________ __________  ___________ ___________

     Net increase/(decrease) in
      participants' equity during
      the year  . . . . . . . . . . .           (152,660,048)           (1,702,501)    2,738,524
     (3,563,736)

     Participants' equity at
      beginning of year . . . . . . .            582,022,417             6,948,137    15,681,848    9,971,014
                                   ____________ __________  ___________ ___________
     Participants' equity at
      end of year . . . . . . . . . .           $429,362,369            $5,245,636   $18,420,372  $ 6,407,278
                                   ============ ==========  =========== ===========

               The accompanying notes and exhibits are an integral part of the financial statements.

                                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                            ALTERNATE THRIFT TRUST

                              STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                        WITH FUND INFORMATION (Continued)
                                            Year Ended June 30, 1994
                                   __________________________________________
                                       Fixed    Participants'
                                    Investment      Loan        Funds
                                       Fund         Fund      Combined
                                   _____________            ____________             ____________
     Contributions (Notes 4 and 5):
      From participating employees  .                                   $  3,263,969
      From participating employers  .                                     26,222,178
                                                            ____________
                                   $  8,928,234 $       -     29,486,147

     Dividend income:
      Consolidated Natural Gas
        Company common stock  . . . .              6,033,107                    -      21,254,070
      Other  . . . . . . . . . .  . .                     -                     -         927,428
     Increase in unrealized
      appreciation of investments
      included in participants'
      equity (Note 6) . . . . . . . .                     -                     -              -
     Interest income . . . . . . . . .            14,851,046               822,894     16,029,212
     Realized gain on sale/conversion
      of investments (Note 7) . . . .                     -                     -      10,772,483
     Interfund conversions - net . . .            12,246,871              (625,975)            -
                                   ____________ __________  ____________
          TOTAL ADDITIONS
           AND TRUST
           FUND INCOME . . . . . . .              42,059,258               196,919     78,469,340
                                   ____________ __________  ____________

     Benefits paid to participants . .            21,943,168               391,878     32,776,328

     Decrease in unrealized
      appreciation of
      investments included
      in participants'
      equity (Note 6) . . . . . . . .                     -                     -     180,959,642
                                   ____________ __________  ____________

          TOTAL DEDUCTIONS  . . . . .             21,943,168               391,878    213,735,970
                                   ____________ __________  ____________

     Net increase/(decrease) in
      participants' equity during
      the year  . . . . . . . . . . .             20,116,090              (194,959)  (135,266,630)

     Participants' equity at
      beginning of year . . . . . . .            217,579,571             9,952,366    842,155,353
                                   ____________ __________  ____________
     Participants' equity at
      end of year . . . . . . . . . .           $237,695,661            $9,757,407   $706,888,723
                                   ============ ==========  ============

      The accompanying notes and exhibits are an integral part of the financial statements.

                                     CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                              ALTERNATE THRIFT TRUST

                                  STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                           WITH FUND INFORMATION (Continued)
                                                   Year Ended June 30, 1993
                                   __________________________________________________________
                                   Consolidated   Dominion
                                   Natural Gas    Resources                Cash
                                     Company    Incorporated                          (General
                                      Common       Common   Diversified Investments
                                   Stock Fund    Stock Fund     Fund       Fund)
                                   ____________ ____________            ____________ ____________
     Contributions (Notes 4 and 5):
      From participating employees  .
      From participating employers  .
                                   $ 17,735,037 $       -   $ 1,659,744 $   538,722

     Dividend income:
      Consolidated Natural Gas
        Company common stock  . . . .             16,069,264                    -        140,143      275,997
      Other . . . . . . . . . . . . .                357,301                    -        431,344       11,558
     Increase in unrealized
      appreciation of investments
      included in participants'
      equity (Note 6) . . . . . . . .             89,896,008               851,745            -            -
     Interest income . . . . . . . . .                   821                    -         57,179      451,949
     Realized gain on sale/conversion
      of investments (Note 7) . . . .             26,289,246               101,657     1,649,736           -
     Interfund conversions - net . . .           (42,797,194)             (295,755)     (212,169)  11,805,109
                                   ____________ __________  ___________ ___________
          TOTAL ADDITIONS
           AND TRUST
           FUND INCOME . . . . . . .             107,550,483               657,647     3,725,977   13,083,335
                                   ____________ __________  ___________ ___________

     Benefits paid to participants . .             2,707,572                51,303       338,454    8,644,299

     Decrease in unrealized
      appreciation of
      investments included
      in participants'
      equity (Note 6) . . . . . . . .                     -         -       519,636           -
                                   ____________ __________  ___________ ___________

          TOTAL DEDUCTIONS  . . . . .              2,707,572                51,303       858,090    8,644,299
                                   ____________ __________  ___________ ___________

     Net increase/(decrease) in
      participants' equity during
      the year  . . . . . . . . . . .            104,842,911               606,344     2,867,887    4,439,036

     Participants' equity at
      beginning of year . . . . . . .            477,179,506             6,341,793    12,813,961    5,531,978
                                   ____________ __________  ___________ ___________
     Participants' equity at
      end of year . . . . . . . . . .           $582,022,417            $6,948,137   $15,681,848  $ 9,971,014
                                   ============ ==========  =========== ===========


          The accompanying notes and exhibits are an integral part of the financial statements.

                                   CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                             ALTERNATE THRIFT TRUST

                                STATEMENT OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY

                                         WITH FUND INFORMATION (Continued)
                                            Year Ended June 30, 1993
                                   __________________________________________
                                       Fixed    Participants'
                                    Investment      Loan        Funds
                                       Fund         Fund      Combined
                                   _____________            ____________             ____________
     Contributions (Notes 4 and 5):
      From participating employees  .                                   $  2,278,309
      From participating employers  .                                     25,146,439
                                                            ____________
                                   $  7,491,245 $       -     27,424,748

     Dividend income:
      Consolidated Natural Gas
        Company common stock  . . . .              4,833,161                    -      21,318,565
      Other . . . . . . . . . . . . .                     -                     -         800,203
     Increase in unrealized
      appreciation of investments
      included in participants'
      equity (Note 6) . . . . . . . .                     -                     -      90,747,753
     Interest income . . . . . . . . .            13,959,453               834,195     15,303,597
     Realized gain on sale/conversion
      of investments (Note 7) . . . .                     -                     -      28,040,639
     Interfund conversions - net . . .            31,841,057              (341,048)            -
                                   ____________ __________  ____________
          TOTAL ADDITIONS
           AND TRUST
           FUND INCOME . . . . . . .              58,124,916               493,147    183,635,505
                                   ____________ __________  ____________

     Benefits paid to participants . .            16,030,401               363,141     28,135,170

     Decrease in unrealized
      appreciation of
      investments included
      in participants'
      equity (Note 6) . . . . . . . .                     -                     -         519,636
                                   ____________ __________  ____________

          TOTAL DEDUCTIONS  . . . . .             16,030,401               363,141     28,654,806
                                   ____________ __________  ____________

     Net increase/(decrease) in
      participants' equity during
      the year  . . . . . . . . . . .             42,094,515               130,006    154,980,699

     Participants' equity at
      beginning of year . . . . . . .            175,485,056             9,822,360    687,174,654
                                   ____________ __________  ____________
     Participants' equity at
      end of year . . . . . . . . . .           $217,579,571            $9,952,366   $842,155,353
                                   ============ ==========  ============


       The accompanying notes and exhibits are an integral part of the financial statements.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Accounting Policies:

    Significant accounting policies used in the preparation of the accompanying financial statements are described below.

    The accounting records of the Thrift Plans ("Plans") are maintained on the accrual basis.

    Investments in securities are stated as follows:

         1. Consolidated Natural Gas Company common stock, herein called "Corporation common stock", which is held for the account of individual participants, is stated at quoted market value.

         2. Dominion Resources, Incorporated ("DRI") common stock, which is held for the account of individual participants in the Virginia Natural Gas, Inc. Employee Savings Plan and Virginia Natural Gas, Inc. Hourly Savings Plan ("VNG Plans"), successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

         3. Securities are stated at quoted market value, except for temporary investments which are stated at cost which approximates market value.

         4. Corporation common stock has been purchased for participants on the open market and directly from the Corporation, except that the Trustees purchased, at current market value, shares or fractional shares from terminating employees' Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares were allocated among the accounts of participants directing the Trustees to purchase Corporation common stock.

         5. The Fixed Investment Fund is stated at cost plus accrued interest.

    Dividends received on all shares of Corporation common stock held in the Alternate Trust are invested in accordance with the participant's investment direction under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Corporation common stock, all dividends on Corporation common stock are invested in such stock. Dividends received on all shares of DRI common stock held in the Alternate Trust are invested in additional shares of Corporation common stock.

    Diversified Fund Units of the Alternate Trust are prorated to participants on the basis of unit cost calculated at the end of each month.

    Realized gains and losses on the sale of investments are determined using the average cost method.

    Participating employers bear the administrative expenses of the Plans and of the General and Alternate Trusts ("Trusts"), except that administrative expenses of the VNG Plans are borne by the participants. Brokerage and similar charges are included in the participants' transaction costs.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

    The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Corporation for a term of three years. The Trustees are employed by and are officers of various subsidiary companies of the Corporation. The Trustees serve without compensation from the Plans or Trusts.

Note 2-Description of the Thrift Plans:

    The following description of the Plans provides only general information. Participants should refer to the Thrift Plans' Prospectus and Summary Plan
Descriptions for a more complete description of the Plans' provisions.

    The participants in the Thrift Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries. Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. All union eligible hourly employees of Virginia Natural Gas, Inc. ("VNG") and those salaried and non-union eligible hourly employees of VNG who elected to continue participation after June 30, 1991 in the VNG Employee Savings Plan are eligible to elect to participate in the VNG Plans to be effective on the first day of any January, April, July or October after they have attained age eighteen and have been employed for six months.

    ALTERNATE THRIFT TRUST

    All monies, except for monies attributable to the VNG Plans, received by the Trustees of the Alternate Thrift Trust are invested under any one or more of the following four options in multiples of 25%: (1) Corporation common stock, (2) units of participation in a Diversified Fund composed of securities other than securities of Consolidated Natural Gas Company and companies primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

    Under the VNG Plans, all company matching contributions are invested in Corporation common stock. Employee contributions, both after-tax and elected pre-tax, are invested under any one or more of the following two options in multiples of 50%: (1) Corporation common stock and (2) the General Investments Fund.

    The Corporation common stock investment provision of the Trust permits the participant to direct the Trustees to purchase shares of Corporation common stock continuously or from cash accumulated in his account. Corporation common stock purchased is registered in the name of the Trustees and credited to the participant's account. Dividends on Corporation common stock registered in the Trustees' name are received and credited to the participant's account and invested in accordance with the Plans. Dividends on DRI common stock registered in the Trustees' name are received and credited to the participant's account and invested in additional shares of Corporation common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Corporation common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

    Under the Diversified Fund investment provision of the Trust, the participant may direct the Trustees to use all or part of the cash credited to his account to purchase units of participation in the Diversified Fund or he may direct them to purchase units continuously. Also, the participant may direct the Trustees to sell any units in his account. The price at which such units are purchased or sold is derived by dividing the month-end market value of net assets of the Diversified Fund by the number of units then credited to participants' accounts.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

    Cash may be deposited in a Fixed Investment Fund which is invested through group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to participants' accounts represent a composite of the income earned under the contracts with the insurance companies.

    Cash deposited in the Trust which is not invested in the Corporation's common stock, the Diversified Fund, or the Fixed Investment Fund is invested in the General Investments Fund. This fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

    In addition, a participant, except for those participating in the VNG Plans, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. Loan repayments, including principal and interest, are deposited in the participant's account and invested in accordance with the participant's then current investment direction.

    GENERAL THRIFT TRUST

    All monies received by the Trustees of the General Thrift Trust are invested in the General Investments Fund of the Trust and allocated to participants' accounts. All or a portion of such monies, except earnings on contributions made after January 1, 1987, may be used to purchase Corporation common stock based on the direction of the participants. Such stock acquired by the Trustees is registered in the name of the Trustees and credited to the participant's account. Dividends received by the Trustees on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the Trust. Shares purchased prior to January 1, 1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant.

    The General Investments Fund is invested in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

    The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Corporation common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Corporation common stock held for him by the Trustees.

    The VNG Plans do not participate in the General Thrift Trust.

Note 3-Tax Status of the Plans:

    Tax counsel for the Corporation is of the opinion that the Plans, as amended, meet the requirements for qualification under Section 401(a) of the Internal Revenue Code. Determination letters have been received with respect to all the Plans, except the VNG Plans, as in effect for periods prior to January 1, 1987. Virginia Electric & Power Company has received determination letters regarding the Predecessor Plans. As a result, under present Federal income tax law, the Trusts are believed to be exempt from taxation on earnings. Employer contributions or the earnings credited to a participant's account are not subject to Federal income taxes until distribution of such amounts upon termination of employment or earlier withdrawal.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Note 4-Participation:

    The following table presents the number of employees participating in the respective funds at June 30, 1994 and June 30, 1993:

                   General
                   Thrift
                   Trust                    Alternate Thrift Trust
                 _________
_________________________________________________________
                                        Dominion
                                        Resources
                                        Incorpor-
                            Corporation   ated                    Cash
                               Common    Common                 (General
Fixed
                               Stock     Stock   Diversified  Investments
Investment
                               Fund       Fund      Fund          Fund)       Fund
                            ___________  ______  ___________  ___________
__________
June 30, 1994 . .             6,768       6,291       355       952
445        3,230
June 30, 1993 . .             6,910       6,166       410       755
416        3,241

Note 5-Contributions:

    Contributions to the Plans by participating employers and their employees during the years ended June 30, 1994 and 1993 were as follows:

                                                          General Thrift Trust
                                                     _________________________
                                                          1994          1993
                                                   ___________   ___________
                                                      Employee      Employee
                                                   ___________   ___________

Consolidated Natural Gas Service Company, Inc.  .   $  676,091    $  673,959
The East Ohio Gas Company . . . . . . . . . . . .    6,955,096     6,812,530
The Peoples Natural Gas Company . . . . . . . . .    2,929,290     2,943,374
The River Gas Company . . . . . . . . . . . . . .      153,456       153,871
West Ohio Gas Company . . . . . . . . . . . . . .      224,118       258,530
CNG Producing Company . . . . . . . . . . . . . .      957,823       921,994
Hope Gas, Inc.  . . . . . . . . . . . . . . . . .    1,264,355     1,216,703
CNG Transmission Corporation  . . . . . . . . . .    5,789,820     5,901,870
Virginia Natural Gas, Inc.  . . . . . . . . . . .      231,076       207,152
CNG Energy Services Corporation*  . . . . . . . .       73,356        24,858
                                                   ___________   ___________
                                                   $19,254,481   $19,114,841
                                                   ===========   ===========

                                                        Alternate Thrift Trust
                              ________________________________________________
                                                  1994                    1993
                               _______________________ _______________________
                                  Employer    Employee    Employer    Employee
                               ___________  __________ ___________  __________

Consolidated Natural Gas
  Service Company, Inc.  . . . $ 1,770,705  $  184,029 $ 1,717,823  $  126,628
The East Ohio Gas Company  . .   8,281,475     763,921   7,903,761     631,368
The Peoples Natural Gas Company  4,117,693     481,945   4,070,085     344,748
The River Gas Company  . . . .     170,038      28,971     162,060       7,443
West Ohio Gas Company  . . . .     545,919     136,449     482,891      70,598
CNG Producing Company  . . . .   2,163,149     411,695   2,003,713     138,659
Hope Gas, Inc. . . . . . . . .   1,295,445     105,454   1,204,620      38,711
CNG Transmission Corporation .   6,273,313     774,500   6,278,022     564,332
Virginia Natural Gas, Inc. . .   1,417,542     364,519   1,291,187     353,936
CNG Energy Services
  Corporation* . . . . . . . .     186,899      12,486      32,277       1,886
                               ___________  __________ ___________  __________
                               $26,222,178  $3,263,969 $25,146,439  $2,278,309
                               ===========  ========== ===========  ==========


*CNG Gas Services Corporation was renamed CNG Energy Services Corporation effective September 1, 1994.

    Employee contributions to the Alternate Thrift Trust for 1994 and 1993 include after-tax contributions in the amounts of $1,661,452 and $1,485,202, respectively, and rollovers from other qualified plans in the amounts of $1,602,517 and $793,107, respectively. Employer contributions to the Alternate Thrift Trust for 1994 and 1993 include employer matching contributions in the amounts of $18,465,392 and $17,933,732, respectively, and employee elected pre-tax contributions in the amounts of $7,756,786 and $7,212,707, respectively.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Note 6-Unrealized Appreciation of Participants' Equity:


                          General                                        Trusts
                       Thrift Trust
Alternate Thrift Trust   Combined
                       ____________                                   _____________
___________________________        ____________
                                                 Dominion
                       Corporation  Corporation             Resources
                          Common      Common   Incorporated
                          Stock        Stock   Common Stock           Diversified
                          Fund         Fund        Fund                  Fund
                       ____________            ____________           ___________
_                      ___________
Balance at June 30, 1992           $ 5,367,239 $208,803,913           $2,414,350
$1,686,867             $218,272,369
Increase/(Decrease)
 during year . . . . . .               801,363   89,896,008              851,745
(519,636)                91,029,480
                       ___________             ____________           __________
__________             ____________
Balance at June 30, 1993             6,168,602              298,699,921
3,266,095               1,167,231   309,301,849
Decrease during year  . .           (3,268,029)            (178,896,364)   (1,416
,718)                    (646,560) (184,227,671)
                       ___________             ____________           __________
__________             ____________
Balance at June 30, 1994           $ 2,900,573             $119,803,557    $1,849
,377                   $  520,671  $125,074,178
                       ===========             ============           ==========
==========             ============

    The unrealized appreciation of the Trusts combined investments at June 30, 1994 and 1993 was $125,027,507 and $309,286,486 , respectively. The difference between the unrealized appreciation of the Trusts combined investments and the unrealized appreciation of the Trusts combined participants' equity is the result of the Alternate Trust holding shares of Consolidated Natural Gas Company common stock and DRI common stock which have not been allocated to participants' accounts.

Note 7-Realized Gain on Sale/Conversion of Alternate Thrift Trust Investments:

                                                      Year Ended June 30, 1994
                        ______________________________________________________
                                           Dominion
                                          Resources
                          Corporation  Incorporated
                               Common        Common   Diversified        Funds
                           Stock Fund    Stock Fund          Fund     Combined
                         ____________  ____________   ___________  ___________

Aggregate proceeds . . .  $20,412,360    $  310,387   $ 5,974,645  $26,697,392
Aggregate costs  . . . .   10,278,808       185,776     5,460,325   15,924,909
                          ___________    __________   ___________  ___________
Realized Gain  . . . . .  $10,133,552    $  124,611   $   514,320  $10,772,483
                          ===========    ==========   ===========  ===========

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                                                      Year Ended June 30, 1993
                        ______________________________________________________
                                           Dominion
                                          Resources
                          Corporation  Incorporated
                               Common        Common   Diversified        Funds
                           Stock Fund    Stock Fund          Fund     Combined
                         ____________  ____________   ___________  ___________

Aggregate proceeds . . .  $48,119,197    $  295,755   $14,225,435  $62,640,387
Aggregate costs  . . . .   21,829,951       194,098    12,575,699   34,599,748
                          ___________    __________   ___________  ___________
Realized Gain  . . . . .  $26,289,246    $  101,657   $ 1,649,736  $28,040,639
                         ============    ==========  ============  ===========

Note 8-Plan Amendments:

    Effective January 1, 1993 each of the Thrift Plans was amended to grant participants the option to elect direct transfer of their withdrawals and distributions considered to be eligible rollover distributions to another qualified plan or individual retirement account.

    The following amendments were made to the Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by Allegheny Mountain Gas Workers' Union and the Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union effective October 1, 1993 and June 16, 1994, respectively:

    1. The Plan Administrator was identified as the person responsible for the day-to-day administration of the Plan.

    2. Technical changes were made regarding the amount of funds that may be withdrawn in accordance with the Hardship provisions of the Plan and the circumstances which may qualify for a hardship withdrawal.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Note 9-Transactions with Parties-in-Interest:

    Shares of Corporation common stock may be purchased directly from the Corporation or on the open market. During the fiscal years ended June 30, 1994 and 1993, 33,378 and 162,416 shares at a cost of $1,511,615 and
$7,486,889, respectively, were purchased directly from the Corporation.

Note 10-Benefit Obligations:

    Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                                       General Thrift Trust
                                               ____________________________
                                               June 30, 1994  June 30, 1993
                                               _____________  _____________

Corporation Common Stock Fund . . . . . . . . . $  230,162     $  183,688
Cash (General Investments Fund) . . . . . . . .     53,439        102,885
                                                __________     __________
      Funds Combined                            $  283,601     $  286,573
                                                ==========     ==========

                                                     Alternate Thrift Trust
                                               ____________________________
                                               June 30, 1994  June 30, 1993
                                               _____________  _____________

Corporation Common Stock Fund . . . . . . . . . $2,007,781     $1,224,485
Dominion Resources, Incorporated
  Common Stock Fund . . . . . . . . . . . . . .          -        199,227
Diversified Fund  . . . . . . . . . . . . . . .     39,755        173,257
Cash (General Investments Fund) . . . . . . . .    628,061        265,365
Fixed Investment Fund . . . . . . . . . . . . .    251,495        531,970
Particpants' Loan Fund  . . . . . . . . . . . .     42,530         53,153
                                                __________     __________
      Funds Combined                            $2,969,622     $2,447,457
                                                ==========     ==========

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

Note 11-Subsequent Events:

    On September 13, 1994, the Board of Directors of Consolidated Natural Gas Company approved changes to the System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented By A Recognized Union that will become effective in 1995.

    The following changes become effective April 1, 1995:

    1. The Consolidated Natural Gas Company Common Stock Fund under the General Thrift Trust will be eliminated. All shares credited to participants' accounts, at that time, will be automatically transferred to the Consolidated Natural Gas Company Common Stock Fund under the Alternate Thrift Trust.

    2. All cash credited to Participants' accounts, at that time, in the General Investments Fund under the General Thrift Trust relating to company matching contributions will automatically be transferred to the General Investments Fund under the Alternate Thrift Trust.

    3. All participants will be eligible to make a one-time election to transfer all or a part of their balance in the General Investments Fund under the General Thrift Trust to the General Investments Fund under the Alternate Thrift Trust.

    The following changes become effective July 1, 1995:

    1. The Alternate Thrift Trust will be renamed the Long-Term Thrift Trust, while the General Thrift Trust will be renamed the Short-Term Thrift Trust.

    2. The Long-Term Thrift Trust will offer ten investment choices, including five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund will continue to be options.

    3. Contributions can be invested in any one or more of the ten investment options in multiples of one percent.

    4. The General Investments Fund under the Alternate Thrift Trust will be eliminated. Participants with balances in this fund must reinvest such amounts in the investment options available at that time.

    5. Investment options will be valued daily and transfers among options will be permitted daily.

    6. Participants will pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Fund.

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                   NOTES TO FINANCIAL STATEMENTS - (Concluded)

    7.   Participants will pay a $25 loan origination fee.

    8. Participants may gradually transfer their balances in the Consolidated Natural Gas Company Common Stock Fund to any of the other available investment options.

    9. Participants will be permitted to contribute up to ten percent of their regular earnings on a pretax basis, subject to applicable Internal Revenue Code limitations.

                                                                 EXHIBIT I
                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                               GENERAL THRIFT TRUST
                              TEMPORARY INVESTMENTS
                                  June 30, 1994




                                               Par                      Market
                                             Value          Cost         Value
                                       ___________   ___________   ___________

American Express Credit Company Notes .$11,100,000   $11,100,000   $11,100,000

Associates Corporation of North
  America Notes . . . . . . . . . . . . 11,750,000    11,750,000    11,750,000
                                       ___________   ___________   ___________

    Total . . . . . . . . . . . . . . .$22,850,000   $22,850,000   $22,850,000
                                       ===========   ===========   ===========

       28                                                       EXHIBIT II

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________

Common Stock:
    Abbott Laboratories                       3,400    $  99,844   $   98,600
    Aetna Life & Casualty Co.                   700       43,271       39,112
    AKZO N.V. Sponsored ADR                   2,000       76,490      106,500
    Albertsons, Inc.                          1,600       43,948       44,000
    Allergan Inc.                             4,000       94,740       86,500
    Allied-Signal Inc.                          600       18,060       20,775
    American Brands, Inc.                     2,500      101,250       79,062
    American Express Co.                      3,700       92,489       95,275
    American General Corp.                    3,500      106,912       96,687
    American Home Products Corp.              1,600      108,000       90,800
    American International Group, Inc.        1,600       85,047      138,600
    Amgen, Inc.                               1,000       33,250       42,875
    Amoco Corp.                               2,500      125,132      142,187
    Anheuser Busch Companies, Inc.            3,100      169,260      157,325
    Applied Materials, Inc.                     500       19,568       21,375
    AT&T Corp.                                1,200       51,584       65,250
    Ball Corp.                                1,100       27,860       28,600
    Banc One Corp.                            3,200       95,142      109,600
    Barnett Banks, Inc.                       1,200       51,685       52,500
    Baxter International Inc.                 1,700       43,330       44,625
    Becton Dickinson & Co.                    2,500       95,657      102,187
    Bellsouth Corp.                           1,600       90,640       98,800
    Beverly Enterprises, Inc.                 3,000       36,201       36,375
    Blockbuster Entertainment Corp.           1,500       43,965       38,812
    BoatMens Bancshares, Inc.                 3,000       83,250       94,500
    Boeing Co.                                2,500       99,837      115,625
    Bristol-Myers Squibb Co.                  1,500       96,272       80,437
    Browning Ferris Industries, Inc.          3,500       81,098      106,312
    Burlington Resources Inc.                 1,500       61,909       62,062
    Capital Cities ABC, Inc.                  1,000       54,563       71,125
    Carter Wallace, Inc.                      1,200       30,062       22,350
    Caterpillar, Inc.                           250       27,549       25,000
    CBS, Inc.                                   400      120,470      125,200
    Chase Manhattan Corp.                       600       20,718       22,950
    Chemical Banking Corp.                      400       15,370       15,400
    Chevron Corp.                             1,800       64,509       75,375
    Chrysler Corp.                            1,900       73,820       90,250
    Cigna Corp.                                 400       28,174       29,200
    Cincinnati Gas & Electric Co.             4,000       95,709       87,000
    Citicorp                                  1,900       48,243       75,762
    Coca-Cola Co.                             3,700      120,343      150,312
    Colgate-Palmolive Co.                     1,300       68,127       67,925

       29                                           EXHIBIT II-(Continued)

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________

Common Stock:
    Columbia/HCA Healthcare Corp.             5,700    $ 193,022   $  213,750
    Commonwealth Edison Co.                   6,400      190,749      145,600
    Computer Associates International, Inc.   3,000       70,168      120,000
    Conagra, Inc.                             1,300       34,853       39,650
    Consolidated Edison Co. NY, Inc.          1,900       55,687       50,350
    CPC International Inc.                      900       44,438       43,425
    CSX Corp.                                   500       41,883       37,750
    Dana Corp.                                1,400       37,117       39,900
    Dean Witter, Discover & Co.                 500       19,225       18,750
    Deere & Co.                                 900       64,870       60,862
    Dell Computer Corp.                         600       17,597       15,825
    Delta Air Lines, Inc.                     1,100       56,217       49,775
    Deluxe Corp.                              2,000       93,500       52,750
    Dillard Department Stores, Inc. Class A   3,000      101,992       92,625
    Disney (Walt) Co.                         1,400       50,477       58,275
    Dresser Industries, Inc.                  1,300       23,208       26,650
    Dun & Bradstreet Corp.                    1,500       87,465       83,250
    Du Pont (E I) De Nemours & Co.            2,800      161,885      163,100
    E Systems, Inc.                           2,500       93,925       93,437
    Eastman Kodak Co.                         2,100       78,400      101,062
    Eaton Corp.                                 700       38,712       36,400
    Emerson Electric Co.                        500       28,686       28,437
    Equifax Inc.                              2,200       45,235       62,150
    Ericsson (L M) Telecom. Co. ADR Class B   1,100       28,133       54,519
    Exxon Corp.                               1,500       91,688       85,125
    Federal Express Corp.                       400       27,784       29,900
    Federated Department Stores, Inc.         2,200       42,899       44,000
    Ferro Corp.                               1,000       33,385       23,125
    First America Bank Corp.                  2,500       96,218       89,062
    First Bank System, Inc.                     700       20,658       25,375
    First Financial Management Corp.            600       23,652       33,300
    First Union Corp.                         1,900       82,579       87,637
    Fleet Financial Group, Inc.               1,600       51,830       60,400
    Fleming Companies, Inc.                   3,000       94,243       83,250
    Flowers Industries, Inc.                  1,100       21,780       20,075
    Ford Motor Co.                            2,800      160,198      165,200
    Forest Laboratories, Inc.                   700       30,629       30,450
    Gap, Inc.                                 1,300       53,148       55,575
    General Electric Co.                      8,600      347,064      400,975
    General Mills, Inc.                         600       41,005       32,775
    General Motors Corp.                      2,400       93,411      120,600
    General Motors Corp. Class E              1,500       36,170       52,312
    General Motors Corp. Class H              1,000       25,325       35,875

       30                                           EXHIBIT II-(Continued)

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________

Common Stock:
    General Re Corp.                            500    $  37,854   $   54,437
    Goodyear Tire & Rubber Co.                  900       38,589       32,400
    Grainger W W, Inc.                          400       25,366       25,550
    GTE Corp.                                 3,100      107,805       96,100
    Hanson PLC Sponsored ADR                  5,000       92,425       91,250
    Harris Corp.                              2,000       73,174       88,250
    Heinz, H. J. Co.                          2,500       93,225       79,688
    Hercules Inc.                               800       51,748       85,600
    Hewlett-Packard Co.                       2,200      158,100      165,550
    Home Depot, Inc.                          2,400      111,853      101,100
    Humana, Inc.                              2,000       32,320       32,250
    Illinois Tool Works, Inc.                   700       27,532       27,300
    Ingersoll Rand Co.                        2,500       95,070       87,813
    Intel Corp.                               2,400       90,446      140,400
    International Business Machines Corp.       200       11,505       11,750
    Jefferson Pilot Corp.                     2,000       96,041       97,500
    Johnson & Johnson                         4,600      192,888      197,225
    K Mart Corp.                              4,000       98,000       62,000
    KeyCorp.                                  1,807       58,321       57,598
    Knight Ridder, Inc.                         200       11,481       10,225
    Lilly (Eli) & Co.                         1,500       91,590       85,313
    LIN Broadcasting Corp.                      600       56,783       71,850
    Liz Claiborne, Inc.                       2,500       88,747       50,000
    Lockheed Corp.                            2,400      132,875      156,900
    Loews Corp.                               1,000      114,185       86,000
    Loral Corp.                               1,100       25,809       38,500
    Louisiana Pacific Corp.                   1,600       48,465       48,800
    Mallinckrodt Group, Inc.                  1,700       57,419       55,250
    Marriott International, Inc.              2,000       57,246       53,250
    Marsh & McLennan Companies, Inc.          2,600      215,313      216,775
    Maytag Corp.                              1,500       26,373       27,750
    McCaw Cellular Communications Inc.        1,400       34,485       72,450
    McDonald's Corp.                          6,400      166,468      184,800
    MCI Communications Corp.                  1,600       34,850       35,400
    McKesson Corp.                            1,500       98,276      108,188
    Mead Corp.                                1,600       69,928       70,600
    Melville Corp.                            2,000       98,983       77,500
    Merck and Co., Inc.                       3,900      150,015      116,025
    Microsoft Corp.                           2,000       68,625      103,250
    Millipore Corp.                             800       36,591       42,200
    Minnesota Mining & Manufacturing Co.      2,800      124,358      138,950
    Mobil Corp.                               2,300      153,695      187,450
    Monsanto Co.                                800       60,023       60,500

       31                                           EXHIBIT II-(Continued)

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________

Common Stock:
    Morgan Stanley Group Inc.                 1,400    $  83,795   $   79,625
    Morton International Inc.                   800       66,341       62,400
    Motorola, Inc.                            2,000       33,872       89,250
    Nalco Chemical Co.                        3,000      103,275       95,625
    NationsBank Corp.                         1,900       96,914       97,613
    NBD Bancorp, Inc.                         3,000       94,185       94,875
    Norfolk Southern Corp.                    1,000       67,772       63,000
    NYNEX Corp.                               2,000       83,652       75,750
    Ogden Projects, Inc.                      1,700       34,510       29,325
    Oklahoma Gas & Electric Co.                 800       26,740       24,300
    Old Republic International Corp.          4,000       99,026       89,500
    Pacific Gas & Electric Co.                6,100      163,814      144,875
    Pacific Telesis Group                     1,100       33,490       33,825
    Parametric Technology Corp.                 500       14,375       11,313
    Peco Energy Co.                           1,200       33,401       31,500
    Penney (J.C.), Inc.                         700       27,002       37,975
    Pentair, Inc.                               800       21,333       28,600
    Pep Boys Manny Moe & Jack                 1,000       22,844       31,875
    PepsiCo., Inc.                            4,300      169,785      131,688
    Pfizer, Inc.                                600       41,491       37,875
    Phelps Dodge Corp.                          400       19,400       22,800
    Philip Morris Companies,
                                                                   Inc. 4,700
                                                                      339,956
                                                                      242,050
    Phillips Petroleum Co.                    5,200      164,913      162,500
    Pioneer HI Bred International, Inc.       2,000       58,349       65,500
    Polygram NV                               1,500       36,588       59,813
    Premark International, Inc.                 200        8,155       15,050
    Price/Costco, Inc.                        1,700       27,113       25,395
    Procter & Gamble Co.                      3,200      159,944      170,800
    Provident Life & Accident
      Insurance Co. Class A                   4,000      106,257       97,000
    Quaker Oats Co.                             500       32,140       34,875
    Rayonier, Inc.                              200        7,397        5,775
    Raytheon Co.                              2,100      115,197      135,975
    RCM Growth Equity Fund, Inc.           4,691.44    1,134,543    1,154,549
    Readers Digest Association, Inc. Class A    800       32,972       33,200
    Reebok International Ltd.                 4,300      143,369      128,463
    Repsol S A Sponsored ADR                  3,000       77,877       85,875
    Rite Aid Corp.                            5,000       85,721      101,250
    Royal Dutch Petroleum Co.                 1,000      105,897      104,500
    Russel Corp.                              3,000       80,655       87,375
    Ryder System, Inc.                        1,200       30,608       30,150
    SCECorp.                                  2,500       46,088       32,188
    Schering-Plough Corp.                       700       41,544       42,875
    Schlumberger Limited                        300       17,672       17,738

       32                                           EXHIBIT II-(Continued)

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________

Common Stock:
    Sensormatic Electronics Corp.               800    $  12,933   $   23,000
    Sherwin Williams Co.                      1,000       30,560       31,500
    Silicon Graphics, Inc.                      400        7,620        8,850
    Smithkline Beecham PLC ADR                  900       29,562       25,313
    Southwestern Bell Corp.                   2,900      109,154      126,150
    Stratus Computer, Inc.                      800       28,004       22,600
    Sun Company, Inc.                         1,700       46,421       45,688
    Sunstrand Corp.                             600       28,297       28,200
    Syntex Corp.                              4,500      101,895      103,500
    Telefonica de Espana ADS                  2,500       76,605      100,625
    Telefonos de Mexico Ser L ADS             1,700       84,898       94,988
    Temple Inland Inc.                          800       38,930       38,100
    Tenneco Inc.                              1,500       72,253       69,563
    Texas Instruments Inc.                      500       28,458       39,750
    Textron Inc.                              1,600       65,896       83,800
    Torchmark Corp.                             300       17,153       11,700
    Toys R Us, Inc.                           3,500      128,857      114,625
    Trinity Industries, Inc.                    700       31,042       24,588
    UAL Corp.                                   300       42,660       38,100
    Unilever N.V.                             1,700      176,543      171,275
    Union Pacific Corp.                       3,000      155,283      169,875
    United Healthcare Corp.                     400       15,486       18,050
    Unocal Corp.                                500       14,650       14,313
    Upjohn Co.                                2,000       66,655       58,250
    UST, Inc.                                 2,500       60,775       67,813
    U.S. West Inc.                            2,400       94,380      100,500
    VF Corp.                                  2,000       83,828       95,000
    Wachovia Corp.                            2,500       87,645       82,813
    Wal-Mart Stores, Inc.                     6,000       94,506      145,500
    Warner-Lambert Co.                        2,500      172,558      165,000
    Wells Fargo & Co.                           200       29,642       30,075
    Westvaco Corp.                            2,500       88,535       76,875
    Weyerhaeuser Co.                          1,300       58,577       52,000
    Wheelabrator Technologies, Inc.           2,500       44,863       46,563
    Whirlpool Corp.                           1,800       99,463       94,500
    Whitman Corp.                             1,800       28,903       27,900
    WMX Technologies, Inc.                    3,000       90,288       79,500
    Xerox Corp.                               1,500      137,085      146,625
                                                    ____________ ____________

     TOTAL COMMON STOCK                                16,260,138  16,767,749
                                                    ____________ ____________

       33                                           EXHIBIT II-(Continued)

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
            COMMON AND PREFERRED STOCK INVESTMENTS - DIVERSIFIED FUND
                                  June 30, 1994

                                             No. of                    Market
    Name of Issuer                           Shares         Cost        Value
    _______________                     ___________ ____________ ____________


Preferred Stock:
    Ford Motor Co. PFD A                     1,000   $    91,060   $   97,000
    Nokia Corp. Sponsored ADR                  800        25,388       32,509
                                                     ___________ ___________

     TOTAL PREFERRED STOCK                               116,448      129,509
                                                     ___________ ___________

     TOTAL COMMON AND PREFERRED STOCK                $16,376,586  $16,897,258
                                                     =========== ===========

                                                               EXHIBIT III


                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                    ALTERNATE THRIFT TRUST - DIVERSIFIED FUND

                            CORPORATE DISCOUNTED NOTES

                                  June 30, 1994


                                                   Par                  Market
                                                 Value        Cost       Value
                                            __________  __________   _________

American Express Credit Corporate Note,
  4.25%, due July 11, 1994  . . . . . . . . $  300,000  $  299,363  $  299,634

General Electric Capital Corporation
  Discounted Note, 4.23%, due July 14, 1994    285,000     283,828     284,546
                                            __________  __________   _________

        TOTAL CORPORATE DISCOUNTED NOTES  . $  585,000  $  583,191  $  584,180
                                            ==========  ==========  ==========

                                                                EXHIBIT IV


                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                    ALTERNATE THRIFT TRUST - DIVERSIFIED FUND

                       U.S. GOVERNMENT AGENCY DISCOUNT NOTE

                                  June 30, 1994


                                                   Par                  Market
                                                 Value        Cost       Value
                                            __________  __________   _________

Federal National Mortgage Discount Note,
  4.17%, due July 5, 1994 . . . . . . . . . $  100,000  $   99,861  $   99,953
                                            __________  __________   _________

        TOTAL U.S. GOVERNMENT AGENCY
        DISCOUNT NOTE . . . . . . . . . . . $  100,000  $   99,861  $   99,953
                                            ==========  ==========  ==========
































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
                                                                 EXHIBIT V


                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST

                              TEMPORARY INVESTMENTS

                                  June 30, 1994


                                                   Par                  Market
                                                 Value        Cost       Value
                                            __________  __________   _________

Diversified Fund:

  The Chase Manhattan Bank, N.A.
    Domestic Liquidity Fund . . . . . . . . $  785,388  $  785,388  $  785,388

Cash Fund:

  American Express Credit Company Notes . .  1,550,000   1,550,000   1,550,000

  Associates Corporation of North America
    Note  . . . . . . . . . . . . . . . . .  1,400,000   1,400,000   1,400,000
                                            __________  __________   _________

        TOTAL CASH FUND . . . . . . . . . .  2,950,000   2,950,000   2,950,000
                                            __________  __________   _________

        TOTAL . . . . . . . . . . . . . . . $3,735,388  $3,735,388  $3,735,388
                                            ==========  ==========  ==========

                                                                EXHIBIT VI

                  CONSOLIDATED NATURAL GAS COMPANY THRIFT PLANS

                              ALTERNATE THRIFT TRUST
                              FIXED INVESTMENT FUND
                                  June 30, 1994



                                                                Cost
                                                         (which approximates
              Insurance Company                             market value)
              _________________                          ___________________

Aetna Life Insurance Company                                $ 65,002,267
Continental Assurance Company                                 41,789,545
Connecticut General Life Insurance Company                    41,077,439
John Hancock Mutual Life Insurance Company                    46,451,221
Pacific Mutual Life Insurance Company                          8,005,880
Metropolitan Life Insurance Company                           38,534,182
                                                            ____________

               TOTAL FIXED INVESTMENT FUND                  $240,860,534
                                                            ============






























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

                                    SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                   COMPANY AND ITS PARTICIPATING SUBSIDIARIES
                                                (Name of Plan)



                                   By          Donald W. Borneman
                                         ____________________________
                                        (DONALD W. BORNEMAN, Trustee)



Dated:  December 9, 1994

                        CONSENT OF INDEPENDENT ACCOUNTANTS

    We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-44892) of Consolidated Natural Gas Company of our report dated December 9, 1994, appearing on page 1 of this Form 11-K.



PRICE WATERHOUSE

600 Grant Street
Pittsburgh, PA  15219
December 22, 1994









































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